UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 30, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED CEO TO STEP DOWN**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI CEO TO STEP DOWN

(JOHANNESBURG) – AngloGold Ashanti announces that Kelvin Dushnisky will step down as chief executive officer (CEO), effective 1 September 2020. The Board thanks Kelvin for his contribution in delivering on its strategy and wishes him well in the future. Kelvin will remain in Toronto to spend time with his family but will be available to assist the group with a smooth handover until 28 February 2021.

"I would like to thank Kelvin for his role in advancing our strategy, and wish him the very best for the future," AngloGold Ashanti Chairman Sipho Pityana said. "AngloGold Ashanti is well positioned to further improve returns for shareholders, through improved operational performance and our rigorous approach to capital allocation."

Kelvin leaves AngloGold Ashanti in solid shape, with robust cash flows aiding ongoing debt reduction. The quality of the portfolio continues to improve, with the agreed sale of our South African assets in progress, the Obuasi Redevelopment Project ramping up to full production, our two high-quality Colombia projects progressing through feasibility-study stage, and initiatives to increase reserve life at key assets, progressing well.

"I've enjoyed the challenge of leading AngloGold Ashanti over these past two years, during which time we've made tremendous progress on many fronts, from safety, to effective capital deployment and streamlining the asset base, all while continuing to deliver strong returns," Dushnisky said. "I'd like to thank my executive team and employees across the business for their hard work and dedication, and the Board for its support."

Transitional Arrangements

The Board is pleased to announce that Christine Ramon currently chief financial officer (CFO), has been appointed Interim CEO, whilst the Board embarks on a comprehensive recruitment process to find a new CEO to deliver on the Group's strategy for enhanced value creation. Christine will assume the role on 1 September 2020. The recruitment process will be designed to search for the candidate with strong leadership skills and relevant industry experience as well as values which are aligned with AngloGold Ashanti's.

Christine brings extensive experience and knowledge of the business to the interim role. A chartered accountant, she has been an executive director of AngloGold Ashanti's Board and a member of its executive management team for the past six years. Prior to that, Christine held senior management and executive positions in various companies, including CFO at Sasol from 2006 to 2013 after having served as CEO of Johnnic Holdings. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

During this transitional period the Board, primarily through the Investment Committee and Audit and Risk Committee, will provide additional guidance and support to the executive management team.

Looking ahead, the Board and executive management have maintained a clear set of near-term priorities, including safe navigation of the Covid-19 pandemic, prioritising the welfare and safety of our people and the support of healthcare systems in host communities, while also ensuring continued operating improvements.

ENDS

Johannesburg
30 July 2020

JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Chris Nthite   **+27 11 637 6388/ +27 83 301 2481**   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Sabrina Brockman   **+1 646 880 4526/ +1 646 379 2555**   sbrockman@anglogoldashanti.com
Yatish Chowthee   **+27 11 637 6273 / +27 78 364 2080**   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   **+27 11 637 6763 / +27 82 821 5322**   fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 30, 2020

By: /s/ L MARWICK
Name: L MARWICK
Title: EVP: General Counsel
        and Acting Company Secretary